FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Form 52-109F2
Certification of Interim Filings
I, Edge Wang, President and Chief Executive Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending September 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007
Signed

“Edge Wang”
Dr. Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2
Certification of Interim Filings
I, Mike Lam C.A., the Interim Chief Financial Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending September 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007
Signed

“Mike Lam”
Mike Lam, B.Sc., MBA, C.A.
Interim Chief Financial Officer
WEX Pharmaceuticals Inc.

WEX PHARMACEUTICALS INC.
Consolidated Financial Statements
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the second financial quarter ended September 30, 2007 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2007.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	September 30,	March 31,
As at	2007	2007

ASSETS

Current
Cash and cash equivalents	$152,920	$1,265,542
Short-term investments [note 5]	172,863	361,885
Receivables [note 6 and 17(d)]]	1,519,633	1,420,247
Inventory [note 7]	175,591	107,237
Prepaid expenses and deposits	246,073	255,315

Total current assets	2,267,080	3,410,226

Deposits	23,231	23,231
Property and equipment [note 8]	1,782,913	1,899,130

TOTAL ASSETS	$4,073,224	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities [note 14]	$1,999,407	$1,606,319
Advances from customers	9,776	27,848
Short term bridge loan [note 9 and 17(c)]	350,000	—
Deferred revenue [note 10]	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures [note 11and 17(b)]	3,450,217	3,689,272

Total current liabilities	5,817,456	5,519,273

Deferred revenue [note 10]	—	312,967
Deferred tenant inducements	10,070	14,098

Total liabilities	5,827,526	5,846,338

Commitments and contingencies [note 15]		—

Shareholders’ deficiency		—
Share capital [note 12 and 17(a)]	64,230,769	64,230,769
Equity component of convertible debentures [note 11]	725,018	725,018
Contributed surplus [note 13]	5,067,043	4,951,016
Deficit [note 1]	(71,768,632)	(70,420,554)
Accumulated other comprehensive loss	(8,500)	—

Total shareholders’ deficiency	(1,754,302)	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$4,073,224	$5,332,587

Nature and continuance of operations and basis of presentation [note 1]
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Dr. Edge Wang”	“Simon Anderson”
Director	Director

2

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CHANGE IN DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Three Months Ended		Six Months Ended
	September 30,		September 30,
As at	2007	2006	2007	2006
Balance, beginning of period	$(70,754,486)	$(67,082,478)	$(70,420,554)	$(65,660,434)
Opening adjustment on adoption of new accounting policy	—	—	—	—
Loss for the period	(1,014,146)	(814,328)	(1,348,078)	(2,236,372)

Balance, end of period	$(71,768,632)	$(67,896,806)	$(71,768,632)	$(67,896,806)

CONSOLIDATED STATEMENT OF CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

September 30,
As at	2007
Balance, beginning of period	$—
Opening adjustment on adoption of new accounting policy	—
Net unrealized loss on available-for-sale investments arising during the six month period ending September 30, 2007	(8,500)

Balance, end of period	$(8,500)

3

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF OPERATIONS,
AND COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenue
Product sales	$143,023	$106,646	$323,327	$182,245
License fees	—	46,944	500,745	93,888

Total revenue	143,023	153,590	824,072	276,133

Cost of goods sold — product sales	58,795	56,287	180,297	112,733

Gross profit	84,228	97,303	643,775	163,400

Expenses
Amortization	46,963	62,317	93,359	125,809
General and administrative	759,884	690,658	1,464,495	1,183,226
Research and development	262,642	138,051	536,617	900,904
Sales and marketing	9,589	20,483	18,248	29,839

Total operating expenses	1,079,078	911,509	2,112,719	2,239,778

Operating loss	(994,850)	(814,206)	(1,468,944)	(2,076,378)

Other income (expenses)
Interest and sundry income	3,604	17,373	13,185	83,986
Interest expense on convertible debentures and bridge funding [note 9 & 11]	(175,163)	(189,484)	(346,362)	(391,457)
Foreign exchange gain (loss)	154,986	(404)	461,553	(24,916)
Gain on settlement of accounts payable	—	172,393	14,913	172,393
Realized loss on sale of available-for-sale investments	(2,723)	—	(22,423)	—

Total other income (expense)	(19,296)	(122)	120,866	(159,994)

Loss for the period	(1,014,146)	(814,328)	(1,348,078)	(2,236,372)

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.03)	$(0.06)

Weighted average number of common shares outstanding	43,809,451	35,059,451	43,809,451	35,059,451

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Net loss for the period	$(1,014,146)	$(814,328)	$(1,348,078)	$(2,236,372)

Net unrealized loss on available-for-sale investments during the period	(5,700)	—	(8,500)	—

Comprehensive loss end of period	$(1,019,846)	$(814,328)	$(1,356,578)	$(2,236,372)

See accompanying notes to the consolidated financial statements

4

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		[Restated note 2]		[Restated note 2]
OPERATING ACTIVITIES
Loss for the period	$(1,014,146)	$(814,328)	$(1,348,078)	$(2,236,372)
Adjustment for items not involving cash
Amortization of deferred revenue	—	(46,944)	(500,745)	(93,888)
Amortization of property and equipment	62,306	71,147	122,861	143,469
Amortization of deferred financing costs	1,511	2,882	3,022	6,062
Amortization of deferred tenant inducement allowance	(2,014)	(2,014)	(4,028)	(4,028)
Foreign exchange gain on convertible debentures	(197,924)	4,942	(484,109)	(176,859)
Loss on disposal of property and equipment	—	797	—	3,757
Stock-based compensation	58,286	38,806	116,027	79,007
Imputed interest expense on convertible debentures	167,747	186,603	337,435	385,395
Realized loss sale of available-for-sale investments	2,723	—	22,423	—

	(921,511)	(558,109)	(1,735,192)	(1,893,457)
Changes in non-cash working capital items:
Accounts and other receivables	(63,180)	(239,687)	(99,386)	(46,559)
Inventory	27,012	(4,684)	(68,354)	(3,879)
Prepaid expenses, deposits and other	44,238	14,129	(53,780)	64,496
Accounts payable and accrued liabilities	323,001	(115,606)	300,707	(1,923,689)
Advances from customers	(2,319)	—	(18,072)	—

Cash used in operating activities	(592,759)	(903,957)	(1,674,077)	(3,803,088)

INVESTING ACTIVITIES
Proceeds from short term investments	42,000	—	327,976	100,000
Purchase of short term investments	—	—	(169,876)	—
Rental deposit	—	—	60,000	65,000
Purchases of property and equipment	(6,195)	(5,468)	(6,645)	(5,875)
Proceeds from disposal of property and equipment	—	942	—	9,283

Cash provided by investing activities	35,805	(4,526)	211,455	168,408

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	—	(57,292)	—	(546,686)
Short term loan received — bridge funding	350,000		350,000

Cash used in financing activities	350,000	(57,292)	350,000	(546,686)

Decrease in cash and cash equivalents	(206,954)	(965,775)	(1,112,622)	(4,181,366)

Cash and cash equivalents, beginning of period	359,874	4,582,082	1,265,542	7,797,673

Cash and cash equivalents, end of period	$152,920	$3,616,307	$152,920	$3,616,307

Supplemental cash flow information
Interest paid	—	57,292	—	119,739
Income taxes paid	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS AND BASIS OF PRESENTATION
WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars unless otherwise indicated and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).
As at September 30, 2007, the Company had a working capital deficiency of $3,550,376 and an accumulated deficit of $71,768,632. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional future financing, achieve profitable operations and generate cash flow. The Company is currently considering development strategies after closing its private placement of equity and debt in October 2007 (note 17).
These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2007 annual report filed with the appropriate Canadian securities commissions.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three and six months ended September 30, 2007 and 2006 have been made. Interim results are not necessarily indicative of results for a full year.
The interim consolidated financial statements for the three and six months ended September 30, 2007 are prepared by management without review by the Company’s external auditors.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
2.	RESTATEMENT
Certain of the 2006 figures presented for comparative purposes have been restated to conform to the presentation adopted for the fiscal year ended March 31, 2007. In the comparative financial statements, the Company had revalued the debt and equity components of the convertible debentures (note 11) periodically, but on review of the accounting literature, the Company has concluded that such revaluation should only be undertaken when there is a material change in the terms of the debenture.
The effect of this restatement is as follows:

	Three Months Ended		Six Months Ended
	September 30, 2006		September 30, 2006
		Originally		Originally
Balance sheet components	Restated	Presented	Restated	Presented

Convertible debentures	$3,830,413	$3,811,192	$3,830,413	$3,811,192
Equity component of convertible debentures	725,018	449,263	725,018	449,263
Deficit	$67,896,806	$67,588,954	$67,896,806	$67,588,954

	Three Months Ended		Six Months Ended
	September 30, 2006		September 30, 2006
		Originally		Originally
Statement of operations components	Restated	Presented	Restated	Presented

Debenture interest expense	$189,484	$188,536	$391,457	$390,509
Debenture settlement costs	—	—	—	18,273
Amortization expense	71,147	64,709	143,469	130,593
Loss for the period	814,328	806,942	2,236,372	2,204,275
Basic and diluted loss per share	$0.02	$0.02	$0.06	$0.06
3.	ADOPTION OF ACCOUNTING POLICIES
(i)	Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
(ii)	Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements commencing this first quarter of 2008.

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
3.	ADOPTION OF ACCOUNTING POLICIES (CONTINUED)
(ii)	Financial instruments (continued)
Financial Instruments — Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments were to be classified as available-for-sale and are recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Hedges, Section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at September 30, 2007, the Company has no hedging relationships.
Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the deficit balance at March 31, 2007. The loss for the three and six months ended September 30, 2007 is $5,700 and $8,500 less than it would have been under the old accounting policy, but total shareholders’ deficiency at September 30, 2007 is unchanged.
4.	FINANCIAL RISK
The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese renminbi as its functional currency. The Chinese renminbi is not considered a freely convertible currency. Future exchange rates for the renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations.
As at September 30, 2007, $37,731 of cash and cash equivalents (March 31, 2007 — $457,274) and $161,363 of short-term investments (March 31, 2007 — $350,385) were denominated in Chinese renminbi.

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
5.	SHORT-TERM INVESTMENTS
Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase. As at September 30, 2007, the Company has pledged short-term investments of $11,500 (March 31, 2007 — $11,500) as collateral for the Company’s corporate credit card facility.
6.	RECEIVABLES

	September 30,	March 31,
	2007	2007

Advances to employees	$4,904	$24,796
Input sales tax credits receivable	485,309	434,168
R&D Investment tax credits receivable	994,433	950,285
Other receivables	34,987	10,998

	$1,519,633	$1,420,247

7.	INVENTORY

	September 30,	March 31,
	2007	2007

Raw materials	$121,346	$94,504
Finished goods	54,245	12,733

	$175,591	$107,237

8.	PROPERTY AND EQUIPMENT

		Accumulated
September 30, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$542,233	$358,473	$183,760
Computer software	9,403	9,403	—
Leasehold improvements	107,054	103,611	3,443
Machinery and equipment	2,127,556	660,563	1,466,993
Motor vehicles	247,277	118,560	128,717

	$3,033,523	$1,250,610	$1,782,913

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
8.	PROPERTY AND EQUIPMENT (CONTINUED)

		Accumulated
March 31, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

Amortization expense for the three and six months ended September 30, 2007 amounted to $62,306 [2006- $71,147] and. $122,861 [2006- $143,469] respectively.
9.	SHORT TERM BRIDGE LOAN
On July 25, 2007 CK Life Sciences (North America) Inc. (“CKLS”) advanced a bridge loan in the principal amount of $350,000 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at the LIBOR rate plus 4%. The loan is to mature at the earlier of two months from the date of the advance or the closing of the private placement. The loan plus interest was repaid in full on the closing of the private placement on October 16, 2007.
Accrued interest expense for the three and six months ended September 30, 2007 amounted to $5,905 [2006- $nil] and $5,905 [2006- $nil] respectively.
10.	DEFERRED REVENUE
On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.
On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 in the first quarter ending June 30, 2007 and no further revenues will be recognized under this agreement.

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
11.	CONVERTIBLE DEBENTURES
The debentures are denominated in US dollars and are translated into Canadian dollars at the balance sheet date as follows:

	As at September 30, 2007		As at March 31, 2007
		Canadian		Canadian
	US Dollars	Dollars	US Dollars	Dollars

Face value of convertible debentures	$3,241,875	$3,253,870	$3,241,875	$3,737,558
Adjustment to carrying value	195,623	196,347	(41,681)	(48,286)

Carrying value	3,437,498	3,450,217	3,200,194	3,689,272
Less: current portion	(3,437,498)	(3,450,217)	(3,200,194)	(3,689,272)

Long-term portion	$—	$—	$—	$—

The following table summarize the changes which affect the liability and equity component of the convertible debentures during the periods ended September 30, 2007 and 2006.

	Six Months Ended September 30,
Liability component	2007	2006
		[Restated note 2]

Balance, beginning of period	$3,689,272	$4,168,563
Accretion at 20% per year	337,435	385,395
Interest paid on face value of convertible debentures at 5.5%	—	(119,739)
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	—
Principal repayments	(92,381)	(426,947)
Foreign exchange gain	(484,109)	(176,859)

Balance, end of period	3,450,217	3,830,413
Less — current portion	(3,450,217)	(3,202,042)

Non-current portion, end of period	$—	$628,371

	Six Months Ended September 30,
Equity component	2007	2006
		[Restated note 2]

Balance, beginning of period	$725,018	$725,018

Balance, end of period	$725,018	$725,018

Subsequent to September 30, 2007, the debenture holders accepted a discounted amount of $2,097,000 (USD$2,089,000) including interest when the financing closed on October 17, 2007. See note 17.

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL
(a)	Authorized
Unlimited number of common shares without par value.
(b)	Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2007	43,809,451	$64,230,769

Issued during the period	—	—

Balance, September 30, 2007	43,809,451	$64,230,769

(c)	Escrow shares
As at September 30, 2007, 519,682 (March 31, 2007 — 1,559,054) common shares are held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of the agreement the remaining balance of 519,682 shares are to be released on November 12, 2007 (see also note 15(b)(iii)).
(d)	Stock options
The Company implemented a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. As at September 30, 2007, the Company has 2,621,822 (March 31, 2007 - 2,545,822) stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	—
Forfeited	(46,000)	2.05
Expired	(30,000)	3.65

Balance, September 30, 2007	3,891,612	$2.05

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL (CONTINUED)
(d)	Stock options (continued)
The Company’s outstanding options as at September 30, 2007 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price
$0.38	1,027,000	$0.38	4.0	343,271	$0.38
$1.50 - $1.82	1,559,612	1.69	1.6	1,331,155	1.72
$2.00 - $2.82	180,000	2.46	1.0	180,000	2.46
$3.65 - $3.83	970,000	3.83	1.1	970,000	3.83
$5.02 - $5.53	155,000	5.18	1.3	155,000	5.18

	3,891,612	$2.05	2.1	2,979,426	$2.48

Stock options outstanding as at September 30, 2007 expire between December 22, 2007 and September 28, 2011.
(e)	Stock-based compensation
For the three and six months ended September 30, 2007, the Company recognized stock-based compensation expense of $58,286 and $116,027 (September 30, 2006 — $38,806 and $79,007) respectively. For the three and six months ended September 30,2007 $15,291 and $30,415 (September 30, 2006 — $13,042 and $26,860)respectively was recorded in research and development expenses and $42,995 and $85,612 (September 30, 2006 — $25,764 and $52,147) respectively was recorded in general and administrative expenses.
The fair value of stock options expensed during the three and six months ended September 30, 2007 and 2006 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions.

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Annualized stock price volatility	67.17%	67.17%	67.17%	67.17%
Risk-free interest rate	3.93%	3.93%	3.93%	3.93%
Expected option lives	4.97 years	4.97 years	4.97 years	4.97 years
Dividend yield	0.0%	0.0%	0.0%	0.0%

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL (CONTINUED)
(f)	Shareholder rights plan
On September 29, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which would have expired at the Company’s annual general meeting in 2008. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. Each Right entitles the holder to acquire one additional share for consideration equal to 50% of the trading price of the shares (as defined) at the time the Right is granted. These Rights may be granted by the Company under certain conditions where an unsolicited takeover bid is made for shares of the Company under circumstances which do not conform to the terms of the plan.
On September 17, 2007 the independent shareholders approved the resolution amending the terms of the Rights Plan that on the closing of the CKLS investment the Rights Plan agreement and all outstanding rights will terminate and will be of no further effect (Note 17(a)).
13.	CONTRIBUTED SURPLUS
Contributed surplus

	Six Months Ended September 30,
	2007	2006

Balance, beginning of period	$4,951,016	$4,755,188
Stock-based compensation (note 10(e))	116,027	79,007

Balance, end of period	$5,067,043	$4,834,195

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
14.	RELATED PARTY TRANSACTIONS
During the three and six months ended September 30, 2007 and 2006, the Company entered into the following transactions with and had the following balances payable to related parties:
(i)
The Company incurred $52,500 in consulting fees to an officer of the Company for the three month period ended September 30, 2007 (2006 — $52,500) and $105,000 for the six month period ended September 30, 2007 (2006 — $105,000) which are included in research and development expenses. As at September 30, 2007, $17,500 is included in accounts payable and accrued liabilities (2006 — $nil).

(ii)
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the three month period ended September 30, 2007 legal fees incurred to this law firm of $214,969 (2006 — $141,892) and for the six month period ended September 30, 2007 $353,163 (2006 — $166,174) are included in general and administrative expenses. As at September 30, 2007, $342,029 is included in accounts payable and accrued liabilities (2006 — $73,449).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties:
(iii)
During the three and six months ended September 30, 2007 the Company paid $nil and $nil respectively (2006 — $nil and $14,000) to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequently the individual resigned from his position at the educational institution. The Company engaged a Chinese law firm to investigate the contract and concluded that here was no wrong doing of the individual.

15.	COMMITMENTS & CONTINGENCIES
(a)	Lease commitments and guarantees
The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$113,668
2009	168,537
2010	130,284
2011	6,106
2012	—

$418,595

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,709,895 plus operating costs, to new tenants (2006 — $1,934,000). The new tenants are liable for all commitments related to these premises.

15

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
15.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(a)	Lease commitments and guarantees (continued)
However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements as at September 30, 2007 are $75,149 and as at September 30, 2006 $135,699.
(b)	Litigation
(i)	Severance claims
The Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. The Company has accrued the settlement amounts in accounts payable and accrued liabilities. Any costs incurred in excess of the amounts accrued will be expensed in the period in which they can be reasonably estimated. Any claims settled for less than the amounts accrued will be recovered to operations at the time of settlement. The outcomes of these claims are now certain with the settlement of these claims in October 2007 (Note 17(a)).
(ii)	Claim for services provided
A former consultant to the Company has initiated a claim for US$100,000 against the Company for services rendered. Management’s assessment of this claim is that it is without merit and it intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.
(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary
The Company and Tianjin Fairwood Mfg Co. Ltd. also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”) filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP. by the Company from Tianjin in exchange for 2,598,425 shares of the Company. The agreement required the shares issued by the Company to be placed into escrow and subsequently released over a sixty-month period at the rate of 5% at the end of each of the first two six-month periods, 10% at the end of each of the next seven six-month periods, and 20% at the end of the last six-month period following the date of the closing of the acquisition (see also note 11(c)). Following a review of the acquisition agreement during 2005, the Company declined to authorize the release of the November 12, 2005 tranche of 259,843 escrowed shares as scheduled on the basis that the acquisition agreement had been breached. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled.

16

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
15.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary (continued)
On September 27, 2007 the Company authorized the release of 2,078,372 the above escrowed shares to Tianjin.

In October 2007 this dispute was settled between the Company and Tianjin.
(iv)	Indemnity legal claim
The Company is a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claim that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. The Company has paid $70,000 which is included in prepaid expenses on account of uncontested expenses and the arbitration has been adjourned pending attempts to resolve the claim for contested expenses. The amount has been accrued in accounts payable and accrued liabilities as at September 30, 2007.
16.	SEGMENTED INFORMATION
The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on individual basis revenues in excess of 10% of the Company’s total revenues:
(a)	Revenues

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

China — product sales	$143,023	$106,646	$323,327	$182,245
Spain — license fees	—	46,944	500,745	93,888

	$143,023	$153,590	$824,072	$276,133

(b)	Long-lived assets

	September 30,	March 31,
As at	2007	2007

Canada	$67,371	$83,939
Hong Kong	17,019	17,328
China	1,698,523	1,797,863

	$1,782,913	$1,899,130

Long-lived assets consist of property and equipment.

17

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
16.	SEGMENTED INFORMATION (CONTINUED)
(c)	Major customers
Revenues from license fees for the three and six months ended September 30, 2007 and 2006 were derived solely from Esteve which is domiciled in Spain. However, no revenue from licence fees were recorded for the three months ended September 30, 2007 since the licence fee agreement was terminated in May 2007 (note 10).
Revenues from product sales for the six months ended September 30, 2007 of $56,724 (2006 — $27,872) were derived from one major customer in 2007 and in 2006.
17.	SUBSEQUENT EVENTS
(a)	Financing
In July 2007, WEX entered into a subscription agreement with CK Life Sciences Int’l., Inc. (“CKLS”) based in Hong Kong with respect to a private placement of equity and debt (the “Private Placement”). The private placement closed on October 17, 2007.
The summary below is not complete and the reader is encouraged to review the entire subscription agreement available at www.sedar.com.
Under the terms of the Private Placement, CKLS’s designee Pharmagesic (Holdings) Inc. (“Pharmagesic”) subscribed for:
(i)
16,327,272 restricted voting common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000;

(ii)	One special class A share; and

(iii)	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes.
The Debenture will mature two years from date of issue. If at maturity WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
An advance of $2,000,000 was made on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced quarterly to WEX following the end of each financial quarter commencing December 31, 2007. The Debenture will impose significant restrictions on the activities of WEX throughout its term.

18

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
17.	SUBSEQUENT EVENTS (CONTINUED)
(a)	Financing (continued)
The Debenture is to bear interest at the rate of LIBOR plus 4% per year, calculated semi-annually not in advance and payable semi-annually commencing March 31, 2008 in the Company’s restricted common shares. The restricted voting shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
The principal amount of the Debenture is convertible into restricted common shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received.
The restricted common Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the restricted common shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per common share or less than $0.05 per common share. The potential conversion may result in the issuance of between 2,852,571 and 99,840,000 restricted voting shares.
The Private Placement agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.
As part of the Private Placement agreement the shareholder rights plan was terminated after receiving at the annual general meeting held on September 17, 2007 the approval from the shareholders to waive and amend the plan. Further, WEX has agreed with providing to Pharmagesic the right to require WEX to qualify Pharmagesic’s restricted common shares for sale by prospectus.
(b)	Convertible debentures
On October 17, 2007 with the closing of the private placement WEX paid out the holders of the convertible debentures (note 11), under which approximately $3.3 million face value of the loan is outstanding. The agreed discounted lump sum amount paid was $2.1 million.
(c)	Short term bridge loan
On October 3 and 4 , 2007 an affiliate of CKLS provided a short term bridge loan to WEX of $80,192 which bears interest at LIBOR plus 4% and is secured by certain Quebec tax credits. The short term bridge loans provided on July 26, 2007 of $350,000 and those advanced above were repaid in full on October 16, 2007 due to the completion of the financing as set out in note 17 (a).

19

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
17.	SUBSEQUENT EVENTS (CONTINUED)
(d)	R&D investment tax credit and sales tax credits receivable
On October 12 and 26 the Company received from the Province of Quebec refunds in the amount of $526,807 which cover a portion of the R&D investment tax credits and sales tax credits due to the Company.
(e)	Purchase of remaining 3% interest in NMLP
The Company has commenced its purchase of the remaining 3% of NMLP for a negotiated sum of $250,000. On completion of the purchase, NMLP will then be a wholly owned subsidiary of the Company.
(f)	Restructuring of share capital
As a condition of the closing of the CKLS Private Placement in October 2007, the share structure of the company was reorganized, as approved at the annual general meeting, as follows:
•	voting common shares are redesignated as restricted voting shares; and

•	creation of one class A share
Pharmagesic was issued one class A share. The class A shareholder will have the right to elect a certain number of directors. The holders of the restricted voting shares will have the right to elect the remaining members of the board of directors.

20

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
The following discussion by management of the operating results covers the three and six months ended September 30, 2007 as of November 14, 2007, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2007 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2007 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management.
The Company is currently developing Tetrodotoxin (“TTX” or its trade name “Tectin™”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer. In March 2006, the clinical development of Tectin™ was discontinued pending detailed analysis of data generated from the Company’s Phase IIb/III trial. The detailed re-analysis was completed and presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin™. In June 2007, WEX received a No Objection Letter from Health Canada to conduct its Phase III clinical trial of Tectin™ for cancer pain. The Company has designed Phase III clinical trial (TEC-006) which will include approximately 120 patients with moderate to severe cancer-related pain and has commenced pre-trial activities.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) until further resources are available or until the Company enters into a suitable partnership/collaboration. The development of a local anaesthetic comprising TTX is currently in the pre-clinical stage.
The Company’s vision is to become a fully integrated pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
CORPORATE DEVELOPMENTS
Financial
The Company had largely expended its available cash reserves, including a $350,000 bridge loan received in July 2007 and further bridge loan funding of $80,192 received in October 2007(as described in further detail below). However, the financing with CK Life Sciences Int’l. Inc. (“CKLS”) closed on October 17, 2007 with proceeds received from the issuance of 16,327,272 restricted voting common shares issued to CKLS’s designee Pharmagesic (Holdings) Inc. for a consideration of approximately $4,490,000 and the first installment of a convertible debenture in the amount of $2,000,000 to be followed subsequently by further quarterly advances totalling $13,600,000 provided certain conditions are met.
CKLS is a wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc. CK Life Sciences Int’l. (Holdings) Inc. has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (stock code: 8222) since July 2002 and is engaged in the business of R&D, manufacturing, commercialization, marketing and sale of biotechnology products.
CKLS Transaction
In July 2007, WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (the “Private Placement Agreement”). The private placement closed on October 17, 2007.
The summary below is not complete and the reader is encouraged to review the entire subscription agreement available at www.sedar.com
Under the terms of the Private Placement, CKLS’ or its designee Pharmagesic (Holdings) Inc. subscribed for:
(i) 16,327,272 restricted voting common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and
(ii) One special Class A share; and
(iii) a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement Agreement will be applied to fund the cost of WEX’s planned Phase III clinical trials of Tectin™ and for working capital purposes.
The Debenture will mature two years from date of issue. If, at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
An advance of $2,000,000 was made on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to quarterly to WEX following the end of each financial quarter commencing December 31, 2007. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The Debenture is to bear interest at the rate of LIBOR plus 4% per year, calculated semi-annually not in advance and payable semi-annually in the Company’s common shares. The restricted voting shares to be issued in payment of the interest will be issued at a price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six-month period prior to the date the interest payment is due, less a discount of 30% (the “Discounted Market Price”).

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default, and in the event that an offer for effective control of WEX is received. The restricted voting shares are to be issued upon conversion on the maturity date at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the common shares, pursuant to the interest payment provisions or the conversion provisions in the Debenture, may not be higher than $1.75 per common share or less than $0.05 per common share. The potential conversion may result in the issuance of between 2,852,571 and 99,840,000 restricted voting shares.
The Private Placement Agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.
As part of the agreement the shareholder rights plan was terminated after receiving at the annual general meeting held on September 17, 2007 approval from shareholders to waive and amend the plan. Further, WEX has agreed with providing to Pharmagesic the right to require WEX to qualify Pharmagesic’s restricted voting shares for sale by prospectus.
Short term Bridge Loan
In October 2007, an affiliate of CKLS provided a short-term bridge loan to WEX of $80,192 which bears interest at LIBOR plus 4% and which was secured by certain Quebec tax credits. The short-term bridge loans provided on July 26, 2007 of $350,000 and those advanced above were repaid in full on October 17, 2007 due to the completion of the financing as disclosed in the CKLS transaction note above.
Convertible Debentures
On October 17, 2007 with the closing of the private placement WEX paid out the holders of the convertible debentures under which approximately $3.3 million face value of the convertible debentures was outstanding for the agreed discounted lump sum amount of $2.1 million.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
R&D investment tax credits and sales tax credits receivable
As at September the 30, 2007 the Company had recorded in its records $1,479,742 as R&D investment and input sales tax receivable.
On October 12 and 26 the Company received from the Province of Quebec refunds in the amount of $526,608 which covers a portion of the R&D investment tax credits and sales tax credits due to the Company. However, the Company is still waiting for the governments to conclude their audits before the balance of funds which maybe subject to revisions are received.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Rights Offering
On August 29, 2006, the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering was to be made pursuant to an offering circular that was expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007. On September 17, 2007 at the Company’s annual and special meeting of the shareholders the independent shareholders approved an amendment to the plan that effective on the closing of the CKLS Private Placement the plan would terminate.
Options Granted
No incentive stock options were granted during the three and six months ended September 30, 2007. For the year ended March 31, 2007, the Company granted 1,070,000 incentive stock options which were granted on September 29, 2006.
Purchase of 3% of NMLP
The Company has commenced its purchase of the remaining 3% of NMLP for a negotiated sum of $250,000. On completion of the purchase, NMLP will then be a wholly owned subsidiary of the Company.
Share Restructuring
As a condition of the closing of the CKLS Private Placement in October 2007, the share structure of the company was reorganized, as approved at the annual general meeting, as follows:
•	voting common shares are redesignated as restricted voting shares; and

•	creation of one class A share
Pharmagesic was issued one class A share. The class A shareholder will have the right to elect a certain number of directors. The holders of the restricted voting shares will have the right to elect the remaining members of the board of directors.
Cash and Cash Equivalents
At September 30, 2007, the Company held cash and cash equivalents of $153,000 (March 31, 2007 — $1.27 million).
Team
In August 2007, the Company’s controller, Mr. Vaughn Balberan, resigned his position due to personal reasons. Since January 31, 2007, Mr. Balberan had acted as chief financial officer pending a search for a replacement of the prior chief financial officer who resigned in December 2006.
The chief financial officer position remained vacant until October 18, 2007 when Mr. Mike Lam, B.Sc., MBA, C.A. joined the team as interim chief financial officer.
Dr. Bill Tian resigned his position as Director of WEX’s IP department. The Company is presently searching for a replacement for this position.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
At the recent September 2007 Annual and Special Meeting of the Shareholders the membership composition of the board of directors of seven board members changed. The directors elected by the shareholders are: Simon Anderson, Dr. Tom Du, Guang (Michael) Luan, Dr. John W. Sibert III, Kenneth M. Strong, Victor Tong and Alan Yu.
Victor Tong and Alan Yu are CKLS’s designees. In October on the closing of the CKLS subscription agreement CKLS through its designee Pharmagesic (Holdings) Inc. became the largest shareholder in WEX.
CLINICAL
Tectin™
Further to the recommendation of the Company’s Data Monitoring Committee (“DMC”) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in March 2006, WEX formed a scientific panel to conduct a detailed analysis of the data generated by the study.
On July 6, 2006, the Company announced it was progressing with detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.), which were not examined by the DMC, was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin™ and placebo, in favour of Tectin™. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin™ and a placebo based on an evaluation that combines pain outcome with improvement in quality of life.
On September 6, 2006, WEX announced that the BGTD of Health Canada had approved the Company’s request to resume clinical trials for Tectin™. This authorization was granted after the BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (pre-CTA) meeting held in Ottawa on the prior day.
On November 30, 2006, the Company had a Pre-Clinical Trial Applications/New Drug Submission (“pre-CTA/pre-NDS”) meeting with Health Canada. The meeting participants discussed and agreed upon the study methodology of a new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer-related pain. The design of the new trial will be simpler than that of WEX-014, will minimize patient burden and thereby may accelerate patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
In May 9, 2007, the Company filed a Clinical Trial Application (“CTA”) with the BGTD of Health Canada for Tectin™. On June 8, 2007, the Company received a No Objection Letter from Health Canada to conduct a Phase III clinical trial in cancer pain for Tectin™ (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
The Company believes that the TEC-006 trial has a high probability of meeting its composite endpoint based on its re-analysis of the WEX-014 trial, which was terminated early when it became apparent that it would not meet its objective when based solely on pain reduction intensity. The re-analysis showed that an endpoint that combines reduction in pain outcome with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. Primary composite endpoints are commonly used in chronic pain trials as pain assessment is subjective.
The Company has commenced pre-trial activities such as organizing the investigators’ meeting, qualifying the clinical sites, obtaining ethic board approvals, and negotiating clinical site agreements.
U.S. Commercialization Strategy
The Company has also filed and received approval for an Investigational New Drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, in performing a trial under a US-IND number, WEX will gain access to a major patient population base for future TTX development.
The IND trial will be a randomized, pharmacokinetic trial designed to assess the kinetics of TTX after introducing a single subcutaneous dose in healthy volunteers. Such data are required by regulatory agencies to understand the fate of a drug in the body. As the dose of TTX administered to humans is very small, no established method had been sensitive enough to detect the product in biological fluids. and therefore no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine was developed, which will allow the Company to obtain TTX kinetics data crucial to the successful development of the product.
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain, and due to certain pending intellectual property issues related to the Tetrodin™ patent discussed further below, the Company does not intend to pursue development of Tetrodin™ for the management of pain associated with addiction and withdrawal from abused substances until the patent issues are resolved and additional financing is available.
Local Anaesthesia
The Company’s development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Relationship with Children’s Hospital Boston
On August 10, 2006, the Company announced the signing of a term sheet for a license agreement with Children’s Hospital Boston for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery.
Relationship with Esteve
On May 14, 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Generic Drug Sales
The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”).
Intellectual Property
On August 28 2006, WEX received an official grant of patent ZL 01 1 18098.6 from the State Intellectual Property Office of the People’s Republic of China (“SIPO”) under the title “Application of a Synergistic Combination of a Sodium Ion Channel Blocker and an Opioid Analgesic in Treatment of Pain in Mammals”. The subject of the patent provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects.
The Company also received on August 28, 2006 an official grant for patent UA 2003032528 from the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia”. The subject of the patent covers the use of TTX and other similar compounds for pain management in mammals, including human beings.
On December 8, 2006, the Company received an official grant of patent ZL 00124517.1 from SIPO under the title “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of TTX, Saxitoxin (“STX”) or their analogs for pain management, and relates to a method of producing analgesia to treat pain in mammals, including human beings, by systemically administering an effective amount of a composition essentially comprising TTX, STX, or an analog thereof.
Under the Termination Agreement with Esteve, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.
Due to a court ruling in China in June 2005 the change of registered ownership of the Chinese drug withdrawal patent ZL95190556.2 from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved.
In September 2007, the Company was granted Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”. Foreign counterparts of both patents have been previously issued in China and are pending in other countries.
The Company is continually evaluating its intellectual property to identify further opportunities for commercialization.
LEGAL PROCEEDINGS
In September 2006, the Company commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
The Company’s action against Tianjin was to proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum had been added as a co-defendant. The Company was seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.
In April 2007, WEX received Tianjin’s defence and counterclaim. In its statement of defence, Tianjin denied the claims alleged by the Company. Tianjin’s counterclaim seeks damages of $3,648,188 in respect of WEX’s alleged failure to release shares still held in escrow, and other relief.
On October 16, 2007 the Company reported that it had concluded settlement agreements for damages brought against the Company by its former Chief Executive Officer Mr. Frank Shum and its former Chief Operating Officer Ms. Donna Shum and the disputed contract claims against Tianjin which also included the release of 2,078,743 of the shares held in escrow to Tianjin.
In September 2006 the Company commenced legal proceedings against a former employee in connection with his conduct following termination of his employment. At the present time, the Company is evaluating its options with respect to how it will proceed with this matter.
COMPANY GOALS & STRATEGIES
•	To focus on the clinical development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical trials in North America.

•
To enter into additional collaborations with third parties. At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have commercialization experience are desired.

•
To maintain a strong intellectual property portfolio. The Company attaches great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the Company’s approach is to build a portfolio that provides broad protection of the basic platform technology as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.

•
To expand the Company’s drug pipeline by developing and in-licensing additional technologies. Management believes that the Company’s R&D team is uniquely positioned to identify and commercialize new drug discoveries by developing and in-licensing additional technologies that will expand the drug pipeline.

FINANCIAL RESULTS
In this discussion, financial amounts other than per share amounts have been rounded to the nearest thousand dollars.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Overall Performance
For the three months ended September 30, 2007, the Company recorded a loss of $1.014 million ($0.02 per common share) compared to a loss of $814,000 ($0.02 per common share) in the three months ended September 30, 2006. The increase in loss for the three months ended September 30, 2007, when compared to the same period in the preceding year, is attributable to the reduction in scientific research and development tax credit, reduction in gain recognized on settlement of accounts payable, increase in legal fees due to the CKLS financing offset by gains in gross margins and foreign exchange. With minor product income, management expects increased losses during the coming quarters as it continues to focus its resources on clinical trials and the commercialization of Tectin™.
For the six months ended September 30, 2007, the Company recorded a loss of $1.348 million ($0.03 per common share) compared to a loss of $2.236 million ($0.06 per common share) in the six months ended September 30, 2006. The decrease in loss for the six months ended September 30, 2007, when compared to the same period in the preceding year, is attributable to recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization and the reduction of other overhead expenses offset with increased legal fees incurred due to the CKLS financing, reductions in scientific research and development tax credit, and in gains recognized on settlement of accounts payable. With minor product income, management expects increased losses during the coming quarters as it continues to focus its resources on clinical trials and the commercialization of Tectin™.
The Company had cash, cash equivalents and short-term investments of $326,000 as at September 30, 2007 as compared to $3,639,000 as at September 30, 2006.
The Company’s subsidiary in China, NMLP, and Wex Medical Limited in Hong Kong, recorded product revenues of $323,000 for the six months ended September 30, 2007 as compared to $182,000 in the same period in the previous year, or an increase of $141,000. This is primarily the result of increased sales of generic products brought about by revitalizing the marketing team.
For the six months ended September 30, 2007 the remaining portion of revenue, which relates to the Termination Agreement with Esteve, was the recognition of deferred revenue of $501,000 during the three months ended June 30, 2007. Subsequent to the three-month period ended June 30, 2007 no further revenues will be recognized under this agreement.
There have been no material changes during the three months ended September 30, 2007 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal year ended March 31, 2007.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. The Company did not enter into any collaborative licensing agreement entered during the quarter ended September 30, 2007.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.
Adoption of Accounting Policies
Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards are effective for the Company’s interim and annual financial statements beginning with the first quarter of 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at September 30, 2007, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the six months ended September 30, 2007 is $8,500 more than it would have been under the old accounting policy, but total shareholders’ deficiency at September 30, 2007 is unchanged.
Results of Operations
Revenue

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands of dollars)	2007	2006	2007	2006
Product sales	$143	$107	$323	$182
License fees	—	47	501	94

	$143	$154	$824	$276

For the three months ended September 30, 2007, total generic and other sales were $143,000, an increase of $36,000 when compared to $107,000 in revenues for the three months ended September 30, 2006. This is primarily the result of increased sales of generic products brought about by revitalizing the Company’s marketing team. WEX continues to evaluate various business opportunities to increase revenue and to support its generic sales programs, but remains focused on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue stems from the agreement signed with Esteve in the year ended March 31, 2002. License fees for the three months ended September 30, 2007 and 2006 were $nil and $47,000 respectively, and are related to amortization of the upfront licensing payment of approximately $1,580,000 received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Based on this event, deferred revenue of $501,000, as at March 31, 2007, was recognized as license fee revenues during the first quarter of fiscal 2008 and no further revenues will be recognized.
Expenditures

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands of dollars)	2007	2006	2007	2006

Cost of goods sold	$59	$56	$180	$113

General and administrative	760	691	1,464	1,183

R&D	263	138	537	901

Sales and marketing	10	20	18	30

Amortization	$47	$62	$93	$126
Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales for the three and six months ended September 30, 2007 were 59% and 44%, respectively, as compared to 47% and 38% respectively for the prior 2006 periods. The increase in gross margin is due to the Company’s decision to manufacture in-house injectable products rather than to purchase them from outside sources, and also to increased production efficiencies.
Research and Development
Three and six months ended September 30, 2007 compared to the three and six months ended September 30, 2006

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands of dollars)	2007	2006	2007	2006
Administration	$7	$8	$14	$18
Clinical testing, insurance, consulting and patent	156	169	342	736
Legal and translating	—	15	1	24
Rent	19	17	43	37
Salaries and benefits	55	71	120	196
Scientific research and development tax credit	(5)	(173)	(54)	(173)
Stock-based compensation	15	13	30	27
Travel and conferences	16	18	41	36

Total research and development expenses	$263	$138	$537	$901

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Three months ended September 30, 2007 compared to the three months ended September 30, 2006
Research and development (“R&D”) expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred.
R&D expenses totaled $263,000 for the three months ended September 30, 2007 as compared to $138,000 for the three months ended September 30, 2006. Included in R&D expenses for the three months ended September 30, 2007 was a non-cash stock-based compensation expense of $15,000 as compared to $13,000 for three months ended September 30, 2006.
Not including the non-cash stock-based compensation expense, R&D expenditures increased by $123,000, or approximately 98% over the previous period.
Comparison of the three months ended September 30, 2007 to September 30, 2006:
•
Most notably, the research and development tax credit decreased by $168,000. The scientific and research tax credit which is recorded as a reduction in R&D costs was estimated on expenses incurred on the planned phase III (TEC-006) clinical trials for the three months period ended September 30, 2007 at $5,000 as compared to the same period in the prior year of $173,000 which reflects an adjustment based upon a tax submission of a prior year’s estimate.

•
Salary expenses decreased by $16,000 to $55,000 for the three months ended September 30, 2007 as compared to $71,000 for the same period in the previous year. The decreased R&D and salary expenditures are due to the cancelling of the clinical trials in March 2006 and staff downsizing relating to the cancellation of the trials.

•
For the three months ended September 30, 2007,clinical trial cost decreased by $13,000 to $156,000 as compared to same period in the prior year of $169,000 due to the re-analysis activity of WEX-014 phase IIb/III clinical trial in the second quarter ending September 30, 2006. However, it is expected the clinical trial and salary costs will increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.

•	Legal fees decrease by $15,000 due to the conclusion of the termination agreement with Esteve.

•	Included in R&D expenses are consulting fees of $53,000 paid to an officer of the Company during the three months ended September 30, 2007 (September 30, 2006 — $53,000).
Six months ended September 30, 2007 compared to the six months ended September 30, 2007
R&D expenses totaled $537,000 for the six months ended September 30, 2007 as compared to $901,000 for the six months ended September 30, 2006. Included in R&D expenses for the six months ended September 30, 2007 was a non-cash stock-based compensation expense of $30,000 as compared to $27,000 for three months ended June 30, 2006. Not including the non-cash stock-based compensation expense, R&D expenditures decreased by $367,000, or approximately 42% over the previous period.
Comparison of the six months ended September 30, 2007 to September 30, 2006:
•	Clinical testing and trial costs decreased by $394,000 to $342,000 for the six months ended September 30, 2007 as compared to $736,000 over the same period in the previous year.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007

The decreased R&D clinical and trial costs are due to the cancelling of the clinical trials in March 2006 and staff downsizing relating to the cancellation of the trials. For the six months ended September 30, consistent clinical trial costs were incurred in both periods. However, in addition to these costs an additional $380,000 in pre-clinical trial costs was recorded for the six months ended September 30, 2006.

As expected clinical trial insurance, and supplies relating to the cancellation of the trials decrease by $54,000 but costs relating to patents increased by $41,000 as the Company continues to maintain its patent portfolio.

•
Salary expenses were $120,000 for the six months ended September 30, 2007 as compared to $196,000 for the same period in the previous year, a decrease of $76,000 which reflects the downsizing of the clinical staff.

•	The research and development tax credit decreased by $119,000 to $54,000.

The scientific and research tax credit which is recorded as a reduction in R&D costs was estimated on expenses incurred on the planned phase III (TEC-006) clinical trials for the six month period ended September 30, 2007 and an adjustment pertaining to the fiscal year 2006 tax submissions which totaled $54,000 as compared to the same period in the prior year of $173,000 which reflects adjustments to prior years estimates based upon actual tax submissions.

•
Management expects that R&D expenditures will increase over the next quarters with the reintroduction of (TEC-006) clinical trial in the development of TTX beginning sometime in the calendar year 2008.

•	Included in R&D expenses are consulting fees of $105,000 paid to an officer of the Company during the six months ended September 30, 2007 (September 30, 2006 — $105,000).
General and Administrative
Three and six months ended September 30, 2007 compared to the three and six months ended September 30, 2006

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(in thousands of dollars)	2007	2006	2007	2006
Administration costs	$127	$94	$263	$192
Audit and accounting fees	10	43	47	68
Directors’ fees	47	51	84	88
Legal and solicitor fees	260	200	470	226
Loss on disposal of property and equipment	—	1	—	4
Rent	30	36	45	81
Salaries and benefits	169	168	331	350
Stock-based compensation	43	26	86	52
Travel, promotion and advertising	74	72	138	122

Total general and administrative expenses	$760	$691	$1,464	$1,183

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Three months ended September 30, 2007 compared to the three months ended September 30, 2006
General and administrative expenditures for the three months ended September 30, 2007 were $760,000 as compared to $691,000 for the three months ended September 30, 2006, an increase of 10%.
Comparison of the three months ended September 30, 2007 to September 30, 2006:
•	Salaries increased by $1,000 to $169,000, as compared to $168,000 in the same period in 2006.

•	Rent decreased by $6,000 due to the reduction in the monthly rent for the NMLP premises.

•
Legal and solicitor fees increased by $60,000 in the three month period ended September 30, 2007 to $260,000. The majority of the increase is due to due diligence requirements in preparing for the CKLS financing offer; the remaining increase is related to various legal proceedings and general corporate governance.

•
Administrative costs increased by $33,000 to $127,000 as compared to $94,000 for the comparable period ending September 30, 2006. The majority of the increase is due to the increased use of consultants for administrative and accounting work in the amount of $25,000, with the remaining increase relating to general office costs.

•
Audit and accounting fees decreased by $33,000. The decrease mainly reflects the lower audit costs incurred in the preparation of the March 31, 2007 consolidated annual financial reports of the Company as compared to the higher audit costs incurred to prepare annual financial reports for the fiscal year ended March 31, 2006.

•
Stock-based compensation expenses increased by $17,000 to $43,000 as compared to $26,000 for the three months September 30, 2006. The increase is due to the grant of 1,070,000 stock options in September 2006, of which the compensation cost is being recognized over their three year vesting term commencing at the end of September 30, 2006.

Six months ended September 30, 2007 compared to the six months ended September 30, 2006
General and administrative expenses totaled $1,464,000 for the six months ended September 30, 2007 as compared to $1,183,000 for the six-month period ended September 30, 2006 an increase of approximately $281,000 or 24%.
Comparison of the six months ended September 30, 2007 to September 30, 2006:
•	Salaries decreased by $19,000 to $331,000 as compared to the six-month period ended September 30, 2006 as a result of staff layoffs.

•
Rent decreased by $36,000 due to the Company recovering operating costs from its prior landlord in the amount of $14,000,subleasing a portion of its Vancouver premises in the amount of $12,000 and decrease in the rent for the Company’s NMLP premises.

•	Directors’ fees decreased by $4,000 to $84,000, compared to $88,000 in the six months period ended September 30, 2006 since there were fewer board meetings.

•
Audit and accounting fees decreased by $21,000 to $47,000 as compared to $68,000 for the six months period ended September 30, 2006. The decrease mainly reflects the lower audit costs incurred in the preparation of the March 31, 2007 consolidated annual financial reports of the Company as compared to the higher audit costs incurred to prepare annual financial reports for the fiscal year ended March 31, 2006.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
•
Stock-based compensation expense increased by $34,000 to $86,000 as compared to $52,000 for the six months ended September 30, 2006 which essentially reflects the compensation expenses relating to the options granted on September 29, 2006 with minimal options being forfeited.

•
Legal costs increased to $470,000 as compared to $226,000 for the six-month period ended September 30, 2007. The increase of $244,000 reflects mainly the additional costs incurred to satisfy due diligence requirements in preparing for the CKLS financing offer.

Included in general and administrative expenses for the three months ended September 30, 2007 is a related party amount of $215,000 as compared to $142,000 during the three months ended September 30, 2006 and for the six months ended September 30, 2007 is a related party amount of $353,000 as compared to $166,000 during the six months ended September 30, 2006, comprising legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford is an officer of the Company and a part-time consultant to Fasken, which acts as corporate counsel to the Company. The Company’s relationship with Fasken is managed through a different person in Fasken’s Vancouver office. Mr. Stafford does not provide legal advice to the Company, nor is he involved in any of the Company’s dealings with Fasken.
Sales and Marketing
Costs related to marketing have decreased over the prior periods due to restructuring. The marketing team is employed by NMLP to promote and market the Company’s generic manufactured products in China.
Amortization
Amortization expense relates to the amortization of property and equipment. Total amortization expense, of which a portion is included in the cost of goods sold for the three and six months ended September 30, 2007 was $62,000 and $123,000 respectively. In the three and six months ended September 30, 2006, the corresponding amount was $71,000 and $143,000 respectively. The reduction in amortization expenses is due to the complete amortization of individual property and equipment assets over their useful lives. No assets were disposed and minor assets were acquired in the three and six months ended September 30, 2007.
In fiscal 2008, management expects amortization expenses for property and equipment to remain in the same general range due to minimal planned purchases in 2008.
Other Income and Expenses

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(in thousands of dollars)	2007	2006	2007	2006

Interest and sundry income	$4	$17	$13	$84
Convertible debentures — interest expense	(169)	(189)	(340)	(391)
Short term bridge loan	(6)	—	(6)	—
Foreign exchange (loss)	155	—	461	(25)
Gain on settlement of accounts payable	—	172	15	172
Realized loss on sale of available-for-sale Investments	(3)	—	(22)	—

	$(19)	$—	$121	$(160)

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Interest and Sundry Income
Investment and other income for the three months ended September 30, 2007 decreased by $13,000 to $4,000 as compared to $17,000 for the three months ended September 30, 2006 due to further redemptions of most short term investments to fund clinical trial planning and general operating expenses.
Convertible Debentures Interest
In 2004, the Company issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5,100,000) with a term of five years. The debentures bear interest at 5.5% per year, payable semi-annually. On December 22, 2005, the Company, Wex Medical Limited and the convertible debenture holders amended the repayment terms of the convertible debentures. The Company revalued the convertible debentures based on the amended terms as at December 22, 2005 by calculating the net present value of future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment. On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s financial situation.
As of September 30, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875, which is equivalent to $3,254,000.
The following table summarizes the debentures interest expenses for the three and six months ended September 30, 2007 and for the same period in 2006.

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands of dollars)	2007	2006	2007	2006
Interest on face value of convertible debentures at 5.5%	$45	$57	$92	$120
Notional amount of interest representing the accretion of the carrying value of the debenture at 20% effective interest rate	123	129	245	265

	168	186	337	385
Deferred financing costs expensed	1	3	3	6

	$169	$189	$340	$391

Refer to the MD&A sections on “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments” and also the notes to the consolidated interim financial statements including note 11 “Convertible Debentures” for further details pertaining to the convertible debentures.
Short term Bridge loan
In July 2007, an affiliate of CKLS provided a short-term bridge loan to WEX of $350,000 which bears interest at LIBOR plus 4% and which was secured by certain Quebec tax credits. Interest expense accrued to September 30, 2007 was $5,900. The loan was repaid in full on October 17, 2007 due to the completion of the financing as disclosed in the CKLS transaction.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Foreign Exchange Gain
The Company recorded a net foreign exchange gain of $155,000 for the three months ended September 30, 2007, $155,000 greater as compared to the net foreign exchange loss of $nil for the three months ended September 30, 2006. Included in the net foreign exchange gain was a gain on the debentures of $198,000 in the three months ended September 30, 2007 and a loss of $5,000 for the three-month ended September 30, 2006. The debentures are denominated in U.S. dollars and the gain was due to the increase in the value of the Canadian dollar in relationship to the U.S. dollar for the three months period ended September 30, 2007 as compared to the relatively stable exchange rate for the comparable prior year. The Hong Kong dollar and Chinese renminbi have remained relatively stable in the current period as compared to the previous period.
The Company operates in Canadian dollars but holds U.S. dollar denominated cash accounts to meet its expected U.S. operating and capital expenditures in future periods. In addition, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese renminbi and maintain cash resources in both currencies to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from its balance sheet liabilities and is therefore exposed to future fluctuations in the U.S. dollar, Canadian dollar, Hong Kong dollar, Chinese renminbi exchange rates.
Comprehensive loss
Adoption of new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the three months ended September 30, 2007 is $8,500 more than it would have been under the old accounting policy, but total shareholders’ deficiency at September 30, 2007 is unchanged.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars,	Sept 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006
except per share amounts)	(Q-2) (1)	(Q-1) (1)	(Q-4) (2) (3)	(Q-3) (2)

Total revenues	$143	$681	$135	$133
Loss	(1,014)	(334)	(1,286)	(1,238)
Basic and diluted loss per common share	(0.02)	(0.01)	(0.03)	(0.04)

Total assets	$4,073	$4,396	$5,333	$5,666

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars,	Sept 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
except per share amounts)	(Q-2) (2)	(Q-1) (2)	(Q-4) (4)	(Q-3)

Total revenues	$154	$123	$137	$145
Loss	(814)	(1,422)	(8,165)	(5,795)
Basic and diluted loss per common share	(0.02)	(0.04)	(0.23)	(0.17)

Total assets	$7,373	$8,179	$11,891	$20,102

(1)
The 1st quarter ended June 30, 2007 loss was reduced by the inclusion of the remaining deferred licence fee revenue of $500,745. No further licence fee revenue will be recognized subsequent to June 30, 2007.

(2)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements which included revisions to amortization expense, convertible debenture interest and foreign exchange, and the convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The basis of the restatement is described in note 2 to the Company’s September 30, 2007 financial statements.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007

The net effect on basic and diluted loss per common share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per common share.

(3)	The fourth quarter ended March 31, 2007 loss includes decreased R&D expenses to $479,919 from $2,749,804 for the same period last year.

(4)	The fourth quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, R&D activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options, the use of licensing revenue from its former corporate partner and the collection of government tax credits. During the three months ended September 30, 2007 cash used in operating activities decreased by $311,000 to $593,000, as compared to $904,000 in the comparable quarter. This decrease was mainly due to the increase in accounts payable as at September 30, 2007 over the comparable quarter.
Excluding non-cash working capital items for the three months ended September 30, 2007, cash flow has increased by $364,000 to $922,000 as compared to the three months ended September 30, 2006 of $558,000 which is mainly due to increased legal costs incurred on the CKLS financing and the decrease in R&D tax credit in the current quarter as compared to the three months ended September 30, 2006.
WEX approached its debenture holders at the time of the September 30, 2006 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence , WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments.
The Company did not make any further principal payments subsequent to the payment of $81,732 as noted in the above paragraph. As of September 30, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875, which is equivalent to $3,254,000.
On October 17, 2007 with the closing of the CKLS private placement WEX paid out the holders of the convertible debentures under which approximately $3.3 million face value of the convertible debentures was outstanding for the agreed discounted lump sum amount of $2.1 million.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
At September 30, 2007 the Company had working capital deficiency of $3,550,000 including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $326,000. Of this amount, $314,000 is available for use by the Company due to restricted cash of $12,000. The cash balance of $314,283 is held in different currencies as follows:

	September 30,	June 30,	March 31,	December 31,
	2007	2007	2007	2006

Canadian dollars	$31,491	$188,300	$239,061	$217,038
U.S. dollars	35,439	18,898	6,737	89,621
Chinese renminbi	199,095	271,818	457,420	521,945
Hong Kong dollars	48,107	92,491	912,545	1,111,269
Euros	151	153	164	164

	$314,283	$571,660	$1,615,927	$1,940,037

In aggregate, the Company’s cash resources were $326,000 at September 30, 2007. Due to the CKLS financing which closed with an aggregated gross proceeds received on October 17, 2007 of $6,490,000 before repayment of loans, settlement of claims and closing costs, the Company will now proceed with a new Phase III clinical trial study in cancer pain for its lead product, TectinTM (TEC-006). Clinical trial costs and operating expenditures will then increase accordingly.
The renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
At September 30, 2007, the Company incurred significant losses and had an accumulated deficit of $71,769,000. In order for the Company to continue with its long-term strategic objective of the commercialization of TTX in North America, Asia and European markets and depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets, pharmaceutical regulatory requirements and the returns available to investors/lenders in other market sectors, the Company may have challenges to execute on the future business plans and strategic objectives that are subject to these various uncertainties.
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2008	2009 - 2010	2011 - 2012	Thereafter

Contractual Obligations
Operating leases	$419	$114	$299	$6	$—
Clinical and equipment	75	75
Debenture obligations (1)	3,344	3,344	—	—	—

	$3,838	$3,533	$299	$6	$—

(1)
The debenture obligations include principal and interest. Final Interest payments due in fiscal 2008 will be approximately $89,727. The debentures’ principal and interest liabilities were fully discharged in October 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Contingencies
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,709,895 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Refer to the notes to the consolidated financial statements, note 15 “Commitments and contingencies” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred $52,500 in consulting fees to an officer of the Company during the three months ended September 30, 2007 (2006 — $52,500) and $105,000 for the six months ended September 30, 2007 (2006 — $105,000) which are included in the R&D expenses. As at September 30, 2007, $17,500 is included in accounts payable and accrued liabilities (2006 — $nil).
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the three months ended September 30, 2007 legal fees incurred to this law firm of $214,969 (2006 — $141,892) and $353,163 for the six months ended September 30, 2007 (2006 — $166,174) are included in general and administrative expenses. As at September 30, 2007 $342,029 is included in accounts payable and accrued liabilities (2006 — $73,449).
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the three and six months ended September 30, 2007 the Company paid $nil (2006 -$nil and $14,000 respectively) to an educational institution for R&D services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution. The company engaged a Chinese law firm to investigate the contract and concluded that there was no wrong doing of the individual. The WEX board has accepted the conclusion. NMLP’s board of directors has ratified the contract.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly-owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
As at September 30, 2007, the Company has failed to make scheduled instalment payments of US$2,604,875. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Subsequent to September 30, 2007, the debenture holders agreed and accepted a total discounted payment amount of approximately $2,1 million, which discharged the liabilities in full. Refer to the notes to the consolidated financial statements for the three and six months ended September 30, 2007, note 11 and 17(b) “Convertible Debentures” for further details pertaining to the convertible debentures.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended September 30, 2007
Share Capital
As of September 30, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,891,612 stock options outstanding in the Company’s stock option plan (of which 2,979,426 were exercisable) at a weighted average exercise price of $2.05.
As at September 30, 2007 there were no warrants outstanding.
As of November 14, 2007 there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.7 million in share capital and there were 3,891,612 stock options outstanding in the Company’s stock option plan (of which 3,042,872 were exercisable) at a weighted average exercise price of $2.05. In addition, the Company has issued a convertible debenture that could result in the issuance of between 2,852,571 and 99,840,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

WEX Pharmaceuticals Inc.
WEX REPORTS SECOND QUARTER RESULTS
Vancouver, BC (November 15, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported events and financial results for the threemonth and sixmonth periods ended September 30, 2007. All amounts, unless specified otherwise, are in Canadian dollars.
Financial Results — Unaudited
For the six months ended September 30, 2007, the Company recorded a loss of $1.348 million ($0.03 per common share) compared to a loss of $2.236 million ($0.06 per common share) for the six months ended September 30, 2006. The decrease in loss for the six months ended September 30, 2007, when compared to the same period in the preceding year, is attributable to recognizing in full the deferred revenue of $501,000 as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing clinical trials, staff reductions, and the reduction of other overhead expenses. However, in the course of negotiating with CK Life Sciences Int’l. Inc. (“CKLS”) in respect of the proposed financing, the Company incurred considerable legal fee costs. With the curtailment of scientific research effort, the government investment subsidy decreased by $119,000 as compared to the same six month period in 2006. During the six months ended September 30, 2007, the Company reports minor product income from its China subsidiary. Management expects increased losses during the coming quarters as it continues to focus its resources on TEC006 clinical trials and the commercialization of Tectin™.
At the end of September 30, 2007, the Company had largely expended its available cash reserves, including a $350,000 bridge loan received in July 2007. As previously announced, the proposed financing with CKLS closed on October 17, 2007. As a result, the Company received $4,490,000 from the issuance of 16,327,272 restricted voting common shares to CKLS’s designee Pharmagesics (Holdings) Inc. In addition, the Company received its first installment of a convertible debenture in the amount of $2,000,000 concurrent with the closing on October 17, 2007. The balance of the convertible debenture will be advanced to the Company on a quarterly basis totalling $13,600,000 provided certain conditions are met.
Second Quarter Events
•
In September 2007, the Company was granted Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”. Foreign counterparts of both patents have been previously issued in China and are pending in other countries.

•
In July 2007, an affiliate of CKLS provided a shortterm bridge loan to WEX of $350,000 which is secured by certain Quebec tax credits. The shortterm bridge loan bears interest at the LIBOR plus 4% and imposes certain restrictions on the activities of WEX throughout its term. This loan was repaid on October 17, 2007 when the CKLS financing was closed.

Subsequent Events
•
As referenced above, the CKLS financing was closed on October 17, 2007. As a condition of the closing of the CKLS Private Placement, the share structure of the company was reorganized, as approved at the annual general meeting, as follows:

•	voting common shares are redesignated as restricted voting shares; and

•	creation of one class A share

Pharmagesic (Holdings) Inc., a designee of CKLS, was issued one class A share. The class A shareholder will have the right to elect a certain number of directors. The holders of the restricted voting shares will have the right to elect the remaining members of the board of directors.

•
On October 3 and 4 , 2007 an affiliate of CKLS provided a short term bridge loan to WEX of $80,192 which bears interest at LIBOR plus 4% and is secured by certain Quebec tax credits. The short term bridge loans provided on July 26, 2007 of $350,000 and those advanced above were repaid in full upon the completion of the CKLS financing on October 17, 2007.

•
The Company reached an agreement with holders of its convertible debentures under which approximately $3.3 million face value of the loans is outstanding. The debenture holders accepted a discounted settlement sum of approximately $2.1 million upon the completion of the CKLS financing on October 17, 2007.

•	Concurrent with the closing of the CKLS financing on October 17, 2007, the following claims were settled.
•	Severance claims by former directors, officers and employees,

•	Claims related to the September 2002 acquisition of the additional 46% interest in the China subsidiary, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and

•	Certain indemnity claims by former directors, officers and employees.
•	The Company has commenced its purchase of the remaining 3% of Nanning NMLP for a negotiated sum of $250,000. On completion of the purchase, NMLP will be a wholly owned subsidiary of the Company.
For further details, please refer to the unaudited Interim Consolidated Financial Statements and Management’s Discussions and Analysis for the three and six month periods ended September 30, 2007 on www.sedar.com.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forwardlooking statements and forwardlooking information within the meaning of applicable securities laws. Forwardlooking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forwardlooking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forwardlooking statement and information. There can be no assurance that forwardlooking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forwardlooking statements or information. All forwardlooking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 6046838880 or 18007227549.

NOTICE TO READER
This Notice accompanies, and should be read in conjunction with the unaudited interim consolidated financial statements of WEX Pharmaceuticals Inc. for the three and six months ended September 30, 2007 filed November 14, 2007 under SEDAR Project No. 1183457 which contain note numbering errors on pages 8 to 18. There are no other errors noted therein.
The re-submitted unaudited interim consolidated financial statements of WEX Pharmaceuticals Inc. for the three and six months ended September 30, 2007 correct the above mentioned deficiency.

WEX PHARMACEUTICALS INC.
Consolidated Financial Statements
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the second financial quarter ended September 30, 2007 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2007.

1

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	September 30,	March 31,
As at	2007	2007

ASSETS

Current
Cash and cash equivalents	$152,920	$1,265,542
Short-term investments [note 5]	172,863	361,885
Receivables [note 6 and 17(d)]]	1,519,633	1,420,247
Inventory [note 7]	175,591	107,237
Prepaid expenses and deposits	246,073	255,315

Total current assets	2,267,080	3,410,226

Deposits	23,231	23,231
Property and equipment [note 8]	1,782,913	1,899,130

TOTAL ASSETS	$4,073,224	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities [note 14]	$1,999,407	$1,606,319
Advances from customers	9,776	27,848
Short term bridge loan [note 9 and 17(c)]	350,000	—
Deferred revenue [note 10]	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures [note 11and 17(b)]	3,450,217	3,689,272

Total current liabilities	5,817,456	5,519,273

Deferred revenue [note 10]	—	312,967
Deferred tenant inducements	10,070	14,098

Total liabilities	5,827,526	5,846,338

Commitments and contingencies [note 15]		—

Shareholders’ deficiency		—
Share capital [note 12 and 17(a)]	64,230,769	64,230,769
Equity component of convertible debentures [note 11]	725,018	725,018
Contributed surplus [note 13]	5,067,043	4,951,016
Deficit [note 1]	(71,768,632)	(70,420,554)
Accumulated other comprehensive loss	(8,500)	—

Total shareholders’ deficiency	(1,754,302)	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$4,073,224	$5,332,587

Nature and continuance of operations and basis of presentation [note 1]
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”

Director	Director

2

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CHANGE IN DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Three Months Ended		Six Months Ended
	September 30,		September 30,
As at	2007	2006	2007	2006
Balance, beginning of period	$(70,754,486)	$(67,082,478)	$(70,420,554)	$(65,660,434)
Opening adjustment on adoption of new accounting policy	—	—	—	—
Loss for the period	(1,014,146)	(814,328)	(1,348,078)	(2,236,372)

Balance, end of period	$(71,768,632)	$(67,896,806)	$(71,768,632)	$(67,896,806)

CONSOLIDATED STATEMENT OF CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

September 30,
As at	2007
Balance, beginning of period	$—
Opening adjustment on adoption of new accounting policy	—
Net unrealized loss on available-for-sale investments arising during the six month period ending September 30, 2007	(8,500)

Balance, end of period	$(8,500)

3

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF OPERATIONS,
AND COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenue
Product sales	$143,023	$106,646	$323,327	$182,245
License fees	—	46,944	500,745	93,888

Total revenue	143,023	153,590	824,072	276,133

Cost of goods sold – product sales	58,795	56,287	180,297	112,733

Gross profit	84,228	97,303	643,775	163,400

Expenses
Amortization	46,963	62,317	93,359	125,809
General and administrative	759,884	690,658	1,464,495	1,183,226
Research and development	262,642	138,051	536,617	900,904
Sales and marketing	9,589	20,483	18,248	29,839

Total operating expenses	1,079,078	911,509	2,112,719	2,239,778

Operating loss	(994,850)	(814,206)	(1,468,944)	(2,076,378)

Other income (expenses)
Interest and sundry income	3,604	17,373	13,185	83,986
Interest expense on convertible debentures and bridge funding [note 9 & 11]	(175,163)	(189,484)	(346,362)	(391,457)
Foreign exchange gain (loss)	154,986	(404)	461,553	(24,916)
Gain on settlement of accounts payable	—	172,393	14,913	172,393
Realized loss on sale of available-for-sale investments	(2,723)	—	(22,423)	—

Total other income (expense)	(19,296)	(122)	120,866	(159,994)

Loss for the period	(1,014,146)	(814,328)	(1,348,078)	(2,236,372)

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.03)	$(0.06)

Weighted average number of common shares outstanding	43,809,451	35,059,451	43,809,451	35,059,451

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Net loss for the period	$(1,014,146)	$(814,328)	$(1,348,078)	$(2,236,372)

Net unrealized loss on available-for-sale investments during the period	(5,700)	—	(8,500)	—

Comprehensive loss end of period	$(1,019,846)	$(814,328)	$(1,356,578)	$(2,236,372)

See accompanying notes to the consolidated financial statements

4

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		[Restated note 2]		[Restated note 2]
OPERATING ACTIVITIES
Loss for the period	$(1,014,146)	$(814,328)	$(1,348,078)	$(2,236,372)
Adjustment for items not involving cash
Amortization of deferred revenue	—	(46,944)	(500,745)	(93,888)
Amortization of property and equipment	62,306	71,147	122,861	143,469
Amortization of deferred financing costs	1,511	2,882	3,022	6,062
Amortization of deferred tenant inducement allowance	(2,014)	(2,014)	(4,028)	(4,028)
Foreign exchange gain on convertible debentures	(197,924)	4,942	(484,109)	(176,859)
Loss on disposal of property and equipment	—	797	—	3,757
Stock-based compensation	58,286	38,806	116,027	79,007
Imputed interest expense on convertible debentures	167,747	186,603	337,435	385,395
Realized loss sale of available-for-sale investments	2,723	—	22,423	—

	(921,511)	(558,109)	(1,735,192)	(1,893,457)
Changes in non-cash working capital items:
Accounts and other receivables	(63,180)	(239,687)	(99,386)	(46,559)
Inventory	27,012	(4,684)	(68,354)	(3,879)
Prepaid expenses, deposits and other	44,238	14,129	(53,780)	64,496
Accounts payable and accrued liabilities	323,001	(115,606)	300,707	(1,923,689)
Advances from customers	(2,319)	—	(18,072)	—

Cash used in operating activities	(592,759)	(903,957)	(1,674,077)	(3,803,088)

INVESTING ACTIVITIES
Proceeds from short term investments	42,000	—	327,976	100,000
Purchase of short term investments	—	—	(169,876)	—
Rental deposit	—	—	60,000	65,000
Purchases of property and equipment	(6,195)	(5,468)	(6,645)	(5,875)
Proceeds from disposal of property and equipment	—	942	—	9,283

Cash provided by investing activities	35,805	(4,526)	211,455	168,408

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	—	(57,292)	—	(546,686)
Short term loan received — bridge funding	350,000		350,000

Cash used in financing activities	350,000	(57,292)	350,000	(546,686)

Decrease in cash and cash equivalents	(206,954)	(965,775)	(1,112,622)	(4,181,366)

Cash and cash equivalents, beginning of period	359,874	4,582,082	1,265,542	7,797,673

Cash and cash equivalents, end of period	$152,920	$3,616,307	$152,920	$3,616,307

Supplemental cash flow information
Interest paid	$—	$57,292	$—	$119,739
Income taxes paid	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS AND BASIS OF PRESENTATION

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars unless otherwise indicated and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).

As at September 30, 2007, the Company had a working capital deficiency of $3,550,376 and an accumulated deficit of $71,768,632. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. The Company is currently considering development strategies after closing its private placement of equity and debt in October 2007 (note 17). While the October 2007 private placement is sufficient to fund operations for over 12 months, receipt by the Company of all funds is dependent on it meeting certain conditions. There can be no assurance that the Company will satisfy all requirements necessary to receive funding.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2007 annual report filed with the appropriate Canadian securities commissions.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three and six months ended September 30, 2007 and 2006 have been made. Interim results are not necessarily indicative of results for a full year.

The interim consolidated financial statements for the three and six months ended September 30, 2007 are prepared by management without review by the Company’s external auditors.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
2.	RESTATEMENT

Certain of the 2006 figures presented for comparative purposes have been restated to conform to the presentation adopted for the fiscal year ended March 31, 2007. In the comparative financial statements, the Company had revalued the debt and equity components of the convertible debentures (note 11) periodically, but on review of the accounting literature, the Company has concluded that such revaluation should only be undertaken when there is a material change in the terms of the debenture.

The effect of this restatement is as follows:

	Three Months Ended		Six Months Ended
	September 30, 2006		September 30, 2006
		Originally		Originally
Balance sheet components	Restated	Presented	Restated	Presented

Convertible debentures	$3,830,413	$3,811,192	$3,830,413	$3,811,192

Equity component of convertible debentures	725,018	449,263	725,018	449,263

Deficit	$67,896,806	$67,588,954	$67,896,806	$67,588,954

	Three Months Ended		Six Months Ended
	September 30, 2006		September 30, 2006
		Originally		Originally
Statement of operations components	Restated	Presented	Restated	Presented

Debenture interest expense	$189,484	$188,536	$391,457	$390,509

Debenture settlement costs	—	—	—	18,273

Amortization expense	71,147	64,709	143,469	130,593

Loss for the period	814,328	806,942	2,236,372	2,204,275

Basic and diluted loss per share	$0.02	$0.02	$0.06	$0.06

3.	ADOPTION OF ACCOUNTING POLICIES
(i)	Accounting changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.

(ii)	Financial instruments

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements commencing this first quarter of 2008.

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
3.	ADOPTION OF ACCOUNTING POLICIES (CONTINUED)
(ii)	Financial instruments (continued)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments were to be classified as available-for-sale and are recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

Hedges, Section 3865

This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG–13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at September 30, 2007, the Company has no hedging relationships.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Adoption of these new accounting policies had no effect on the deficit balance at March 31, 2007. The loss for the three and six months ended September 30, 2007 is $5,700 and $8,500 less than it would have been under the old accounting policy, but total shareholders’ deficiency at September 30, 2007 is unchanged.

4.	FINANCIAL RISK

The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese renminbi as its functional currency. The Chinese renminbi is not considered a freely convertible currency. Future exchange rates for the renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations.

As at September 30, 2007, $37,731 of cash and cash equivalents (March 31, 2007 — $457,274) and $161,363 of short-term investments (March 31, 2007 — $350,385) were denominated in Chinese renminbi.

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
5.	SHORT-TERM INVESTMENTS

Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase. As at September 30, 2007, the Company has pledged short-term investments of $11,500 (March 31, 2007 — $11,500) as collateral for the Company’s corporate credit card facility.

6.	RECEIVABLES

	September 30,	March 31,
	2007	2007

Advances to employees	$4,904	$24,796
Input sales tax credits receivable	485,309	434,168
R&D Investment tax credits receivable	994,433	950,285
Other receivables	34,987	10,998

	$1,519,633	$1,420,247

7.	INVENTORY

	September 30,	March 31,
	2007	2007

Raw materials	$121,346	$94,504
Finished goods	54,245	12,733

	$175,591	$107,237

8.	PROPERTY AND EQUIPMENT

		Accumulated
September 30, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$542,233	$358,473	$183,760
Computer software	9,403	9,403	—
Leasehold improvements	107,054	103,611	3,443
Machinery and equipment	2,127,556	660,563	1,466,993
Motor vehicles	247,277	118,560	128,717

	$3,033,523	$1,250,610	$1,782,913

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
8.	PROPERTY AND EQUIPMENT (CONTINUED)

		Accumulated
March 31, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

Amortization expense for the three and six months ended September 30, 2007 amounted to $62,306 [2006- $71,147] and. $122,861 [2006- $143,469] respectively.

9.	SHORT TERM BRIDGE LOAN

On July 25, 2007 CK Life Sciences (North America) Inc. (“CKLS”) advanced a bridge loan in the principal amount of $350,000 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at LIBOR plus 4%. The loan is to mature at the earlier of two months from the date of the advance or the closing of the private placement. The loan plus interest was repaid in full on the closing of the private placement on October 16, 2007.

Accrued interest expense for the three and six months ended September 30, 2007 amounted to $5,905 [2006- $nil] and $5,905 [2006- $nil] respectively.

10.	DEFERRED REVENUE

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.

On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 in the first quarter ending June 30, 2007 and no further revenues will be recognized under this agreement.

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
11.	CONVERTIBLE DEBENTURES

The debentures are denominated in US dollars and are translated into Canadian dollars at the balance sheet date as follows:

	As at September 30, 2007		As at March 31, 2007
		Canadian		Canadian
	US Dollars	Dollars	US Dollars	Dollars

Face value of convertible debentures	$3,241,875	$3,253,870	$3,241,875	$3,737,558
Adjustment to carrying value	195,623	196,347	(41,681)	(48,286)

Carrying value	3,437,498	3,450,217	3,200,194	3,689,272
Less: current portion	(3,437,498)	(3,450,217)	(3,200,194)	(3,689,272)

Long-term portion	$—	$—	$—	$—

The following table summarize the changes which affect the liability and equity component of the convertible debentures during the periods ended September 30, 2007 and 2006.

	Six Months Ended September 30,
Liability component	2007	2006
		[Restated note 2]

Balance, beginning of period	$3,689,272	$4,168,563
Accretion at 20% per year	337,435	385,395
Interest paid on face value of convertible debentures at 5.5%	—	(119,739)
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	—
Principal repayments	(92,381)	(426,947)
Foreign exchange gain	(484,109)	(176,859)

Balance, end of period	3,450,217	3,830,413
Less – current portion	(3,450,217)	(3,202,042)

Non-current portion, end of period	$—	$628,371

	Six Months Ended September 30,
Equity component	2007	2006
		[Restated note 2]

Balance, beginning of period	$725,018	$725,018

Balance, end of period	$725,018	$725,018

Subsequent to September 30, 2007, the debenture holders accepted a discounted amount of $2,097,000 (US$2,089,000) including interest when the financing closed on October 17, 2007. See note 17.

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL
(a)	Authorized

Unlimited number of common shares without par value. In October 2007, the Company’s shareholders approved a change in the authorized share capital. See note 17(f).

(b)	Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2007	43,809,451	$64,230,769

Issued during the period	—	—

Balance, September 30, 2007	43,809,451	$64,230,769

(c)	Escrow shares

As at September 30, 2007, 519,682 (March 31, 2007 — 1,559,054) common shares are held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of the agreement the remaining balance of 519,682 shares are to be released on November 12, 2007 (see also note 15(b)(iii)).

(d)	Stock options

The Company implemented a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. As at September 30, 2007, the Company has 2,621,822 (March 31, 2007 - 2,545,822) stock options available for future issuance under the plan.

Stock option transactions are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	—
Forfeited	(46,000)	2.05
Expired	(30,000)	3.65

Balance, September 30, 2007	3,891,612	$2.05

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL (CONTINUED)
(d)	Stock options (continued)

The Company’s outstanding options as at September 30, 2007 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Range of	Number of	Exercise	Contractual	Number of	Exercise
Exercise Prices	Options	Price	Life (years)	Options	Price
$0.38	1,027,000	$0.38	4.0	343,271	$0.38
$1.50 - $1.82	1,559,612	1.69	1.6	1,331,155	1.72
$2.00 - $2.82	180,000	2.46	1.0	180,000	2.46
$3.65 - $3.83	970,000	3.83	1.1	970,000	3.83
$5.02 - $5.53	155,000	5.18	1.3	155,000	5.18

	3,891,612	$2.05	2.1	2,979,426	$2.48

Stock options outstanding as at September 30, 2007 expire between December 22, 2007 and September 28, 2011.

(e)	Stock-based compensation

For the three and six months ended September 30, 2007, the Company recognized stock-based compensation expense of $58,286 and $116,027 (September 30, 2006 — $38,806 and $79,007) respectively. For the three and six months ended September 30,2007 $15,291 and $30,415 (September 30, 2006 — $13,042 and $26,860)respectively was recorded in research and development expenses and $42,995 and $85,612 (September 30, 2006 — $25,764 and $52,147) respectively was recorded in general and administrative expenses.

The fair value of stock options expensed during the three and six months ended September 30, 2007 and 2006 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions.

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Annualized stock price volatility	67.17%	67.17%	67.17%	67.17%
Risk-free interest rate	3.93%	3.93%	3.93%	3.93%
Expected option lives	4.97 years	4.97 years	4.97 years	4.97 years
Dividend yield	0.0%	0.0%	0.0%	0.0%

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
12.	SHARE CAPITAL (CONTINUED)
(f)	Shareholder rights plan

On September 29, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which would have expired at the Company’s annual general meeting in 2008. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. Each Right entitles the holder to acquire one additional share for consideration equal to 50% of the trading price of the shares (as defined) at the time the Right is granted. These Rights may be granted by the Company under certain conditions where an unsolicited takeover bid is made for shares of the Company under circumstances which do not conform to the terms of the plan.

On September 17, 2007 the independent shareholders approved the resolution amending the terms of the Rights Plan that on the closing of the CKLS investment the Rights Plan agreement and all outstanding rights will terminate and will be of no further effect (Note 17(a)).

13.	CONTRIBUTED SURPLUS
Contributed surplus

	Six Months Ended September 30,
	2007	2006

Balance, beginning of period	$4,951,016	$4,755,188
Stock-based compensation (note 12(e))	116,027	79,007

Balance, end of period	$5,067,043	$4,834,195

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
14.	RELATED PARTY TRANSACTIONS

During the three and six months ended September 30, 2007 and 2006, the Company entered into the following transactions with and had the following balances payable to related parties:
(i)
The Company incurred $52,500 in consulting fees to an officer of the Company for the three month period ended September 30, 2007 (2006 — $52,500) and $105,000 for the six month period ended September 30, 2007 (2006 — $105,000) which are included in research and development expenses. As at September 30, 2007, $17,500 is included in accounts payable and accrued liabilities (2006 — $nil).

(ii)
The Company incurred legal fees charged by a law firm. The Company’s corporate secretary provides consulting services to the law firm on a part time basis. For the three month period ended September 30, 2007 legal fees incurred to this law firm of $214,969 (2006 — $141,892) and for the six month period ended September 30, 2007 $353,163 (2006 — $166,174) are included in general and administrative expenses. As at September 30, 2007, $342,029 is included in accounts payable and accrued liabilities (2006 — $73,449).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties:
(iii)
During the three and six months ended September 30, 2007 the Company paid $nil and $nil respectively (2006 — $nil and $14,000) to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequently the individual resigned from his position at the educational institution. The Company engaged a Chinese law firm to investigate the contract. The law firm concluded that here was no wrong doing by the individual.

15.	COMMITMENTS & CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$113,668
2009	168,537
2010	130,284
2011	6,106
2012	—

$418,595

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,709,895 plus operating costs, to new tenants (2006 — $1,934,000). The new tenants are liable for all commitments related to these premises.

15

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
15.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(a)	Lease commitments and guarantees (continued)

However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements as at September 30, 2007 are $75,149 and as at September 30, 2006 $135,699.

(b)	Litigation
(i)	Severance claims

The Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. The Company has accrued the settlement amounts in accounts payable and accrued liabilities. Any costs incurred in excess of the amounts accrued will be expensed in the period in which they can be reasonably estimated. Any claims settled for less than the amounts accrued will be recovered to operations at the time of settlement. The outcomes of these claims are now certain with the settlement of these claims in October 2007 (Note 17(a)).

(ii)	Claim for services provided

A former consultant to the Company has initiated a claim for US$100,000 against the Company for services rendered. Management’s assessment of this claim is that it is without merit and it intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd. also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”) filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company from Tianjin in exchange for 2,598,425 shares of the Company. The agreement required the shares issued by the Company to be placed into escrow and subsequently released over a sixty-month period at the rate of 5% at the end of each of the first two six-month periods, 10% at the end of each of the next seven six-month periods, and 20% at the end of the last six-month period following the date of the closing of the acquisition (see also note 12(c)). Following a review of the acquisition agreement during 2005, the Company declined to authorize the release of the November 12, 2005 tranche of 259,843 escrowed shares as scheduled on the basis that the acquisition agreement had been breached. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled.

16

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
15.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary (continued)

On September 27, 2007 the Company authorized the release of 2,078,372 the above escrowed shares to Tianjin.

In October 2007 this dispute was settled between the Company and Tianjin pursuant to the CKLS private placement closing (Note 17(a)).

(iv)	Indemnity legal claim

The Company is a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claim that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. The Company has paid $70,000 which is included in prepaid expenses on account of uncontested expenses and the arbitration has been adjourned pending attempts to resolve the claim for contested expenses. The amount was accrued in accounts payable and accrued liabilities as at September 30, 2007.

16.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

China – product sales	$143,023	$106,646	$323,327	$182,245
Spain – license fees	—	46,944	500,745	93,888

	$143,023	$153,590	$824,072	$276,133

(b)	Long-lived assets

	September 30,	March 31,
As at	2007	2007

Canada	$67,371	$83,939
Hong Kong	17,019	17,328
China	1,698,523	1,797,863

	$1,782,913	$1,899,130

Long-lived assets consist of property and equipment.

17

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
16.	SEGMENTED INFORMATION (CONTINUED)
(c)	Major customers

Revenues from license fees for the three and six months ended September 30, 2007 and 2006 were derived solely from Esteve which is domiciled in Spain. However, no revenue from licence fees were recorded for the three months ended September 30, 2007 since the licence fee agreement was terminated in May 2007 (note 10).

Revenues from product sales for the six months ended September 30, 2007 of $56,724 (2006 — $27,872) were derived from one major customer in 2007 and in 2006.
17.	SUBSEQUENT EVENTS
(a)	Financing

In July 2007, WEX entered into a subscription agreement with CK Life Sciences Int’l., Inc. (“CKLS”) based in Hong Kong with respect to a private placement of equity and debt (the “Private Placement”). The private placement closed on October 17, 2007.

The summary below is not complete and the reader is encouraged to review the entire subscription agreement which is available at www.sedar.com.

Under the terms of the Private Placement, CKLS’s designee Pharmagesic (Holdings) Inc. (“Pharmagesic”) subscribed for:
(i)
16,327,272 restricted voting shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000;

(ii)	One special class A share; and

(iii)	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes.

The Debenture will mature two years from date of issue. If at maturity WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.

An advance of $2,000,000 was made on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced quarterly to WEX following the end of each financial quarter commencing December 31, 2007. The Debenture will impose significant restrictions on the activities of WEX throughout its term.

18

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
17.	SUBSEQUENT EVENTS (CONTINUED)
(a)	Financing (continued)

The Debenture is to bear interest at the rate of LIBOR plus 4% per year, calculated semi-annually not in advance and payable semi-annually commencing March 31, 2008 in the Company’s restricted voting shares. The restricted voting shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).

The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received.

The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.

The issue price of the restricted voting shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per common share or less than $0.05 per common share. The potential conversion may result in the issuance of approximately 2,852,571 to 99,840,000 restricted voting shares.

The Private Placement agreement also provides CKLS or its designee with the rights to participate on the Company’s board of directors, approve the appointment of certain key employees and approve certain financing transactions.

As part of the Private Placement agreement the shareholder rights plan was terminated after receiving at the annual general meeting held on September 17, 2007 the approval from shareholders to waive and amend the plan. Further, WEX has agreed with providing to Pharmagesic the right to require WEX to qualify Pharmagesic’s restricted voting shares for sale by prospectus.

(b)	Convertible debentures

On October 17, 2007 with the closing of the private placement WEX paid out the holders of the convertible debentures (note 11), under which approximately $3.3 million face value of the loan is outstanding. The agreed discounted lump sum amount paid was $2.1 million.

(c)	Short term bridge loan

On October 3 and 4, 2007 an affiliate of CKLS provided a short term bridge loan to WEX of $80,192 which bears interest at LIBOR plus 4% and is secured by certain Quebec tax credits. The short term bridge loans provided on July 26, 2007 of $350,000 and those advanced above were repaid in full on October 17, 2007 on completion of the financing as set out in note 17 (a).

19

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2007 and 2006
(Unaudited, Prepared by Management)
17.	SUBSEQUENT EVENTS (CONTINUED)
(d)	R&D investment tax credit and sales tax credits receivable

On October 12 and 26 the Company received from the Province of Quebec refunds in the amount of $526,807 which cover a portion of the R&D investment tax credits and sales tax credits due to the Company.

(e)	Purchase of remaining 3% interest in NMLP

The Company has commenced its purchase of the remaining 3% of NMLP for a negotiated sum of $250,000. On completion of the purchase, NMLP will then be a wholly owned subsidiary of the Company.

(f)	Restructuring of share capital

As a condition of the closing of the CKLS Private Placement in October 2007, the share structure of the company was reorganized, as approved at the annual general meeting, as follows:
•	voting common shares are redesignated as restricted voting shares; and

•	creation of one class A share

Pharmagesic was issued one class A share. Class A shareholder will have the right to elect a certain number of directors. The holders of the restricted voting shares will have the right to elect the remaining members of the board of directors.

20

November 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SENIOR MANAGEMENT CHANGES
Vancouver, BC — (November 20, 2007) - WEX Pharmaceuticals Inc. (“Wex” or the “Company”) is pleased to announce the appointment of Dr. Bin Huang as President and Chief Executive effective November 20, 2007.
Dr. Huang’s previous experience includes 2 years as CEO of GeneHarbour Technologies (Hong Kong) and 5 years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities. Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.
Mr. Alan Yu, Chairman of Wex’s board of directors, said: “We are delighted to welcome Dr. Huang and are fortunate to have been able to attract an extremely well qualified candidate to lead the Company at this critical juncture.
The Board would also like to acknowledge the contribution of Dr. Edge Wang who joined the Company shortly before disappointing clinical results from its previous clinical trials program forced a fundamental re-evaluation of its strategies. He implemented a significant downsizing of the Company in light of severely reduced capital resources and under his leadership a new Phase III clinical trial program was developed and accepted by Health Canada. He leaves the Company following its successful refinancing as a result of the CKLS transaction. Dr. Wang will remain with the Company to assist his successor until early in the New Year.
Dr. Huang said: “With the support of strong shareholders and an experienced management team, WEX is poised to achieve its goals towards product registration. I look forward to leading the Company through its next phase of growth.”
WEX also announces that it commenced a search for a new Chief Financial Officer. On October 18, 2007, following the closing of the previously announced financing transaction with CKLS, WEX appointed Mr. Michael Lam C.A., senior partner of Lam Lo Nishio, Chartered Accountants to act as CFO on a part-time basis. With the completion and filing of the Company’s Q2 financial statements Mr. Lam will step down and has agreed to assist in the search for his successor. He will continue to support the Company in the transitional period.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

November 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SENIOR MANAGEMENT CHANGES
Vancouver, BC — (November 20, 2007) - WEX Pharmaceuticals Inc. (“Wex” or the “Company”) is pleased to announce the appointment of Dr. Bin Huang as President and Chief Executive effective November 20, 2007.
Dr. Huang’s previous experience includes 2 years as CEO of GeneHarbour Technologies (Hong Kong) and 5 years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities. Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.
Mr. Alan Yu, Chairman of Wex’s board of directors, said: “We are delighted to welcome Dr. Huang and are fortunate to have been able to attract an extremely well qualified candidate to lead the Company at this critical juncture.
The Board would also like to acknowledge the contribution of Dr. Edge Wang who joined the Company shortly before disappointing clinical results from its previous clinical trials program forced a fundamental re-evaluation of its strategies. He implemented a significant downsizing of the Company in light of severely reduced capital resources and under his leadership a new Phase III clinical trial program was developed and accepted by Health Canada. He leaves the Company following its successful refinancing as a result of the CKLS transaction. Dr. Wang will remain with the Company to assist his successor until early in the New Year.
Dr. Huang said: “With the support of strong shareholders and an experienced management team, WEX is poised to achieve its goals towards product registration. I look forward to leading the Company through its next phase of growth.”
WEX also announces that it commenced a search for a new Chief Financial Officer. On October 18, 2007, following the closing of the previously announced financing transaction with CKLS, WEX appointed Mr. Michael Lam C.A., senior partner of Lam Lo Nishio, Chartered Accountants to act as CFO on a part-time basis. With the completion and filing of the Company’s Q2 financial statements Mr. Lam will step down and has agreed to assist in the search for his successor. He will continue to support the Company in the transitional period.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Bin Huang, President & CEO at 604-683-8880 or 1-800-722-7549.

Form 51-102F3
Material Change Report
Item 1: Name and Address of Company
WEX Pharmaceuticals Inc. (“WEX” or the “Company”)
Suite 1601 — 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2: Date of Material Change
November 20, 2007
Item 3: News Release
The news release was issued at Vancouver, British Columbia on November 20, 2007 and disseminated via Marketwire.
Item 4: Summary of Material Change
WEX announced the appointment of Dr. Bin Huang as President and Chief Executive effective November 20, 2007.
Item 5: Full Description of Material Change
5.1 Full Description of Material Change
See attached Schedule “A”.
5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7: Omitted Information
No significant facts remain confidential and no information has been omitted in this report.

Item 8: Executive Officer

Name of Executive Officer:	Peter Stafford Corporate Secretary

Telephone Number:	(604) 631-4721
Item 9: Date of Report
November 22, 2007

November 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SENIOR MANAGEMENT CHANGES
Vancouver, BC — (November 20, 2007) - WEX Pharmaceuticals Inc. (“Wex” or the “Company”) is pleased to announce the appointment of Dr. Bin Huang as President and Chief Executive effective November 20, 2007.
Dr. Huang’s previous experience includes 2 years as CEO of GeneHarbour Technologies (Hong Kong) and 5 years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities. Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.
Mr. Alan Yu, Chairman of Wex’s board of directors, said: “We are delighted to welcome Dr. Huang and are fortunate to have been able to attract an extremely well qualified candidate to lead the Company at this critical juncture.
The Board would also like to acknowledge the contribution of Dr. Edge Wang who joined the Company shortly before disappointing clinical results from its previous clinical trials program forced a fundamental re-evaluation of its strategies. He implemented a significant downsizing of the Company in light of severely reduced capital resources and under his leadership a new Phase III clinical trial program was developed and accepted by Health Canada. He leaves the Company following its successful refinancing as a result of the CKLS transaction. Dr. Wang will remain with the Company to assist his successor until early in the New Year.
Dr. Huang said: “With the support of strong shareholders and an experienced management team, WEX is poised to achieve its goals towards product registration. I look forward to leading the Company through its next phase of growth.”
WEX also announces that it commenced a search for a new Chief Financial Officer. On October 18, 2007, following the closing of the previously announced financing transaction with CKLS, WEX appointed Mr. Michael Lam C.A., senior partner of Lam Lo Nishio, Chartered Accountants to act as CFO on a part-time basis. With the completion and filing of the Company’s Q2 financial statements Mr. Lam will step down and has agreed to assist in the search for his successor. He will continue to support the Company in the transitional period.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward- looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer